**NOT FOR DISSEMINATION IN THE UNITED STATES OR FOR DISTRIBUTION TO UNITED STATES NEWS WIRE SERVICES**

EMGOLD MINING CORPORATION
Suite 1010 – 789 West Pender Street
Vancouver, B.C. V6C 1H2
www.emgold.com

June 27, 2018	TSX Venture Exchange : EMR
OTC : EGMCF
Frankfurt Exchange : EMLN

EMGOLD RECEIVES TSX VENTURE EXCHANGE APRROVAL
FOR TROILUS NORTH ACQUISITION
AND CLOSES FIRST TRANCHE
OF FLOW-THROUGH PRIVATE PLACEMENT

Vancouver, British Columbia - Emgold Mining Corporation (TSX-V: EMR) ("Emgold" or the "Company") is pleased to announce that it has received conditional approval from the TSX Venture Exchange (the “Exchange”) for its acquisition of the Troilus North Gold Property, Quebec (the “Troilus North Property”). The Troilus North Property is an early stage exploration property located adjacent to the former Troilus Mine, recently acquired by Troilus Gold Corporation (“Troilus Gold”; TSX-V TLG). Final approval will be received by the Company concurrent with final Exchange acceptance of the first tranche closing of the Flow-Through Financing.

Emgold is also pleased to announce it has completed a first tranche of its non-brokered flow-through private placement (the “Flow-Through Financing”), by the issuance of 1,128,333 flow through units (each a “FT Unit”) at CDN$0.15 per FT Unit for total proceeds of CDN$169,249.95. Each FT Unit consists of one (1) common share issued as a flow-through share (a “FT Share”) of the Company and one half (1/2) non-transferable share purchase warrant (a "FT Warrant"). Each full FT Warrant will entitle the holder to purchase, for a period of 24 months from the date of issuance, one additional common share (each a “Share”) at a price of CDN$0.25 per Share. A Finder’s Fee of 10% in cash and 5% in FT Units will be payable in association with the closing of this tranche of the Flow-Through Financing.

Emgold has entered into a definitive option, earn-in, and joint venture agreement (the “Definitive Agreement”) with Chimata Gold Corporation ("Chimata"; CSE: CAT) giving Emgold the right to acquire up to a 100% interest in the Troilus North Property. As part of the Definitive Agreement, Emgold will issue 2.0 million common shares from its share capital to Chimata and is proceeding with its First Option, as defined below, to acquire an 80% interest in the Troilus North Property. Emgold will be required to issue and additional two million common shares and conduct CDN$750,000 in exploration expenditures over two years in order to complete the First Option.

As announced in its press release dated May 22, 2018 and updated by press release on June 5, 2018, Emgold is also in the process of completing a CDN$1.5 million non-brokered non-flow-through private placement (the “Non Flow Through Financing”) and the FT Financing being of a maximum amount of CDN$1.0 (the Flow-Through Financing and the Non Flow-Through Financing being collectively referred to as the “Financings”). Emgold has received permission from the Exchange to extend the duration of these Financings for an additional thirty (30) days period from June 27, 2018 and plans to move forward with closing of these Financings in a series of tranches. The timing of Financings are related to transactions including the Troilus North Property, QC and the previously announced acquisition of a 51% interest in the Golden Arrow Property, NV, which are occurring concurrently.

Details on the Troilus North Property, the Definitive Agreement, and the Financings currently being completed by Emgold are outlined below.

About the Troilus North Property

The Troilus North Property consists of 209 contiguous claims totaling 11,309 ha located 160 km north of the town of Chibougamau in the province of Quebec. It is in the northwest section of the Val-d’Or mining district within the Frotet-Evans Greenstone Belt. The Troilus North Property is easily accessible from regional Trans Taiga road going from Chibougamau to Nemiscau and from a well maintained secondary gravel road to the former Troilus Mine, up to the southern boundary of the Troilus North Property.

Chimata completed an NI 43-101 Technical Report on the property titled, “Technical Report Pertaining to the Troilus North Property, Troilus Frotet Volcano-sedimentary Belt, Opatica Geological Sub-Province, Quebec, Canada”, effective date October 10, 2017 (the “Chimata Technical Report”). This Chimata Technical Report can be found under Chimata’s filings at Sedar.com, filed on April 6, 2018.

Chimata’s work on the Troilus North Property, primarily geophysics, has identified three priority zones of interest for exploration:

1) Potential Troilus Mine extension – an electro-magnetic anomaly that appears to follow the trend of mineralization northeast of the past producing Troilus Mine;

2) Dravite zone – 6 kilometer long low magnetic alteration zone in the center of the properties. This zone has geologic similarities to Goldcorp’s Eleonore Mine, in Northern Quebec; and

3) NE conductor zone – 4 kilometer long zone with potential Cu/Au mineralization.

Several other exploration targets have also been identified for additional exploration.

The Troilus North Property is located adjacent to the former Troilus Mine, previously operated by Inment Mining Corporation and an underground and open pit operation. From 1997 to 2010, Troilus Mine produced more than 2 million ounces of gold and 70,000 tonnes of copper. The main historic open pit at Troilus Mine is located about two kilometers from the Troilus North Property boundary.

A NI 43-101 compliant technical report titled “Technical Report on the Troilus Gold-Copper Mine, Mineral Resource Estimate, Quebec, Canada” was completed by Roscoe Postle Associates Inc (RPA) dated November 20, 2017 is available under Troilus Gold’s filing on Sedar.com (the “Troilus Technical Report”). The Troilus Technical Report outlines an indicated mineral resource of 44.0 million tonnes containing 2.1 million ounces of gold at 1.45 grams per tonne gold equivalent grade and an inferred resource of 18.7 million tonnes containing 0.7 million ounces of gold at 1.16 gram per tonne gold equivalent grade.

Troilus Gold Corporation, formed in 2018, is completing exploration on the Troilus Mine Property with the goal of developing mineral resources and reserves to bring the historic mine back into production. They are currently completing a 30,000 meter drill program and plan to update the current NI 43-101 compliant resource estimate and a Preliminary Economic Assessment in 2018.

Troilus North is north and adjacent to X-Terra Resources’ (TSX:V XTR), 4,982 ha Troilus East Property and also north of Kenorland Mineral’s 55,921 ha Frotet Project. Both are exploration stage property focused on the Frotet-Evans Archean Greenstone Belt.

Note that the location of the Troilus North Property to the Troilus Mine, Troilus East, Frotet, or other properties in the in the area does not ensure exploration success or discovery of mineral resources and reserves at Troilus North.

About the Definitive Agreement

The terms of the Definitive Agreement provide that Emgold will have the exclusive right and first option (the "First Option") to acquire an 80% interest in the Troilus North Property over a two year period (the "Troilus North Transaction") for consideration of Shares, to be issued as shown in Table 1 below, and completion of C$750,000 in exploration expenditures to be incurred within two years of closing of the Troilus North Transaction.

Table 1
Share Payment for First Option, Troilus North Property
Date	Shares
Closing of Transaction	2,000,000
First Anniversary	1,000,000
Second Anniversary	1,000,000

Upon completing the First Option, Emgold would have a further option (the “Second Option”) to acquire an additional 20% interest (total 100% interest) in the Troilus North Property by issuing Chimata a further 1.0 million shares. Chimata would retain a 1% Net Smelter Royalty for Troilus North, half of which (i.e. 0.5%) could be purchased by Emgold at any time for C$500,000.

Emgold will be assigned Chimata’s rights and obligation under the mining property acquisition agreement entered into by Chimata with Greg Exploration Inc. and other vendors (collectively referred to as the “Vendors”) on September 18, 2017 along with the amending agreement to such acquisition agreement entered on March 19, 2018 (collectively referred to as the “Acquisition Agreement”), which shall include but not be limited to remaining payments which are left outstanding to the Vendors but also the right by Emgold to purchase the NSR that is granted to the Vendors under the Acquisition Agreement in lieu and place of Chimata. The following are the remaining payments outstanding pursuant to the Acquisition Agreement between Chimata and Greg:

1)
Fifty thousand dollars ($50,000) to be paid on or prior September 30, 2018;

2)
Fifty thousand dollars ($50,000) to be paid on or prior to March 31, 2019;

3)
Fifty thousand dollars ($50,000) to be paid on or prior to September 30 , 2019; and

4)
Fifty thousand dollars ($50,000) to be paid on or prior to March 31, 2020.

Exploration Expenditures shall include, but not be limited to, claim fees, property taxes, advance claim or advance royalty payments or other holding costs including property payments to underlying claim owners, exploration expenditures, permitting expenditures, reclamation expenditures, and reasonable administrative costs. Excess expenditures, made in any given year, will be credited to future years of exploration of the Troilus North Property. Emgold will be deemed to be the operator of the Troilus North Property during the First Option Period and retain full discretion as to the nature, extent, timing, and scope of all work and exploration expenditures to be undertaken on the Troilus North Property. Note that the payments outlined above to be paid to the Vendors as part of the Acquisition Agreement are therefore part of the C$750,000 in exploration expenditures required to complete the First Option.

Two years after the date of closing of the Troilus North Transaction or upon completion of the First Option requirements, whichever occurs first, and should Emgold decide not to exercise the Second Option; Chimata and Emgold would establish an industry standard Joint Venture Operating Agreement to operate a joint venture entity between them (the “Joint Venture Entity”). Emgold will be the initial operator of the Joint Venture Operating Agreement and shall retain full discretion as to the nature, extent, timing, and scope of all work on the Troilus North Property. After the Joint Venture Operating Agreement takes effect, Chimata and Emgold will be required to contribute to the Joint Venture Entity based on their respective ownership percentages of the Joint Venture Entity, or be diluted.

After forming the Joint Venture Operating Agreement, if Chimata does not to contribute to the Joint Venture Entity and its interest in the Joint Venture Entity falls below ten percent (10%) ownership at any given time, Chimata’s interest in the Property would be converted into a Net Smelter Interest of one percent (1.0%). Emgold shall retain the option to purchase 50% of this NSR for CDN$500,000.

About the Non-Flow-Through Financing

Subject to Exchange approval, Emgold is in the process of carrying out the Non Flow-Through Financing of up to 12,500,000 units (the " Units") of the Company at CDN$0.12 per Unit to raise up to CDN$1.5 million. Each Unit will consist of one common share (each a “Share”) of the Company and one non-transferable share purchase warrant (each a "Warrant"). Each Warrant will entitle the holder to purchase, for a period of 24 months from the date of issuance, one additional Share at a price of CDN$0.17 per Share (the “Non-Flow-Through Financing”). The Shares issued in connection with the Non-Flow-Through Financing, including any issued on the exercise of the Warrants, will be subject to a minimum hold period of four months. Finder's fees, in cash or securities, or a combination thereof, may be payable in connection with some or all of the offering in accordance with Exchange policies. The proceeds of the Non-Flow-Through Financing will be used for general working capital purposes.

About the Flow-Through Financing

Subject to Exchange approval, Emgold is in the process of carrying out the FT Financing of up to 6,666,667 units ("FT Units") of the Company issued at a price of CDN$0.15 per Unit to raise up to CDN$1.0 million. Each FT Unit will consist of one common share issued as a flow-through share (a “FT Share”) of the Company and one half (1/2) non-transferable share purchase warrant (a "FT Warrant"). Each full FT Warrant will entitle the holder to purchase, for a period of 24 months from the date of issuance, one additional Share at a price of CDN$0.25 per Share. The FT Shares issued in connection with this Flow-Through Financing, including the Shares issued on the exercise of the FT Warrants, will be subject to a minimum hold period of four months. Finder's fees, in cash or securities, or a combination thereof, may be payable in connection with some or all of the Flow-Through Financing in accordance with Exchange policies. The FT Shares will entitle the holder to receive the applicable tax benefits, in accordance with the provisions of the Income Tax Act (Canada). Proceeds of the Flow-Through Financing will be used for qualifying exploration at Troilus North Property and the Company’s other B.C. properties.

About Emgold

Emgold is a junior gold exploration and mine development company with several exploration properties located in the western U.S. and Canada. These include the Buckskin Rawhide East, Buckskin Rawhide West, and Koegel Rawhide gold and silver properties in Nevada and the Stewart and Rozan poly-metalic properties located in British Columbia.

This news release does not constitute an offer of sale of any of the above-mentioned securities in the United States. The foregoing securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "1933 Act") or any applicable state securities laws and may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons (as defined in Regulation S under the 1933 Act) or persons in the United States absent registration or an applicable exemption from such registration requirements. This news release does not constitute an offer to sell or the solicitation of an offer to buy nor will there be any sale of the foregoing securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

On behalf of the Board of Director
David G. Watkinson, P.Eng.
President & CEO

For further information please contact:
David G. Watkinson, P.Eng.
Tel: 530-271-0679 Ext 101
Email: info@emgold.com

This release was prepared by the Company's management. Neither TSX Venture Exchange nor its Regulation Services Provider (as the term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. For more information on the Company, investors should review the Company's filings that are available at www.sedar.com or the Company's website at www.emgold.com.

Cautionary Note on Forward-Looking Statements

This news release contains forward-looking statements and forward-looking information (collectively, "forward-looking statements") within the meaning of applicable Canadian and U.S. securities legislation, including the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein including, without limitation, statements regarding the anticipated business plans and timing of future activities of the Company, the successful negotiation and execution of a definitive option, earn-in, and joint venture agreement for the Troilus North Property, the initial acquisition and option of the Golden Arrow Property, the successful completion of associated financing activities are forward-looking statements. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: "believe", "expect", "anticipate", "intend", "estimate", "postulate" and similar expressions, or are those, which, by their nature, refer to future events. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward-looking statements as a result of various factors, including, issues raised during the Company's due diligence on the Troilus North Property, operating and technical difficulties in connection with mineral exploration and development activities, actual results of exploration activities, the estimation or realization of mineral reserves and mineral resources, the timing and amount of estimated future production, the costs of production, capital expenditures, the costs and timing of the development of new deposits, requirements for additional capital, future prices of precious metals, changes in general economic conditions, changes in the financial markets and in the demand and market price for commodities, labour disputes and other risks of the mining industry, delays in obtaining governmental approvals, permits or financing or in the completion of development or construction activities, changes in laws, regulations and policies affecting mining operations, title disputes, the inability of the Company to obtain any necessary permits, consents or authorizations required, including TSX-V acceptance of any current or future property acquisitions or financings and other planned activities, the timing and possible outcome of any pending litigation, environmental issues and liabilities, and risks related to joint venture operations, and other risks and uncertainties disclosed in the Company's latest interim Management's Discussion and Analysis and filed with certain securities commissions in Canada. All of the Company's Canadian public disclosure filings may be accessed via www.sedar.com and readers are urged to review these materials, including the technical reports filed with respect to the Company's mineral properties.

Readers are cautioned not to place undue reliance on forward-looking statements. The Company undertakes no obligation to update any of the forward-looking statements in this news release or incorporated by reference herein, except as otherwise required by law.